Exhibit 99.2

Gaffney, Cline & Associates, Inc. 1300 Post Oak Blvd., Suite 1000 Houston, TX 77056 Telephone: +1 713 850 9955 www.gaffney-cline.com

DAA/gjh/C1900.02/gcah.99.13	March 26, 2013

Mr. Javier Sanagua

Director de Reservas

YPF S.A.

Macacha Güemes 515

C1106BKK Buenos Aires

Argentina

Hydrocarbon Reserve Statement for YPF S.A

Loma La Lata Area

as of December 31, 2012

Dear Mr. Javier Sanagua,

This reserve statement has been prepared by Gaffney, Cline & Associates (GCA) and issued on March 26, 2013 at the request of YPF S.A. (YPF), operator and 100% interest participant in the Loma La Lata Area, Neuquén Province, Argentina.

GCA has conducted an independent audit examination of the hydrocarbon liquid and natural gas reserves of the Lotena, Sierras Blancas, Quintuco and Vaca Muerta formations, as of December 31, 2012. This report is intended for inclusion in YPF’s filings (20-F, F-3) with the United States Securities and Exchange Commission.

On the basis of technical and other information made available to us concerning these property units, we hereby provide the reserve statements given in the table below.

Statement of Remaining Hydrocarbon Volumes

Loma La Lata Area, Neuquén Province, Argentina

As of December 31, 2012

	Gross (100%) Field Volumes		Reserves Net to YPF
	Liquids (MMm3)	Gas (Bm3)	Liquids (MMm3)	Gas (Bm3)
Proved
Developed	6.2	17.4	6.2	17.4
Undeveloped	2.5	7.1	2.5	7.1

Total Proved	8.7	24.5	8.7	24.5

DAA/gjh/C1900.02/gcah.99.13 YPF S.A.

Hydrocarbon liquid volumes represent crude oil condensate; gasoline and natural gas liquids (NGL) estimated to be recovered during field separation and plant processing and are reported in millions of stock tank cubic meters. Natural gas volumes represent expected gas sales, and are reported in billion (109) cubic meters (at standard conditions of 15 degrees Celsius and 1 atmosphere). The volumes have not been reduced for fuel usage in the field. Based on the interpretation that Argentine royalties are a financial obligation or substantially equivalent to a production or similar tax, royalties payable to the provinces have not been deducted from the reported volumes.

The gas consumption in the field is approximately 3.8% of the produced gas.

Gas reserves sales volumes are based on firm and existing gas contracts, or on the reasonable expectation that any such existing gas sales contracts will be renewed on similar terms in the future.

The tables below contain the reserves for each formation. Liquid volumes are reported here in thousands of stock tank cubic meters and natural gas in million standard cubic meters (at standard conditions of 15 degrees Celsius and 1 atmosphere)

Statement Net to YPF

Loma La Lata Area

as of December 31, 2012

Liquid Hydrocarbon Volumes

Area	Proved
	Developed		Undeveloped (Mm3)	Total (Mm3)
	Producing (Mm3)	Non Producing (Mm3)
Lotena	—	—	—	—
Quintuco	175	—	2	177
Sierras Blancas	5,360	78	2,100	7,538
Vaca Muerta	512	26	432	970

Natural Gas Volumes

	Proved
	Developed		Undeveloped (MMm3)	Total (MMm3)
Area	Producing (MMm3)	Non Producing (MMm3)
Lotena	516	—	622	1,138
Quintuco	46	—	—	46
Sierras Blancas	16,419	241	6,402	23,062
Vaca Muerta	115	6	97	218

DAA/gjh/C1900.02/gcah.99.13 YPF S.A.

It is our understanding that the proved reserves estimated in this report constitute approximately 21.3% percent of YPF’s Proved Reserves. It is also our understanding that the Proved Undeveloped Reserves estimated in this report constitute approximately 29.7% percent of all YPF’s Proved Undeveloped Reserves as of December 31, 2012. These proportions are on a barrel oil equivalent (BOE) basis. GCA is not in a position to verify this statement as it was not requested to review YPF’s other oil and gas assets. Our study was completed on February 20, 2013.

GCA’s audit of the YPF reserves estimates was based on decline curve analysis to extrapolate the production of existing wells or elaborate type curves to estimate future production from the locations proposed by YPF. Geological information, material balance, fluid laboratory tests and other pertinent information was used to assess the reserves estimates and the classification/categorization of the proposed development plan.

The audit examination was based on reserve estimates and other information provided by YPF to GCA through January 1, 2013 and included such tests, procedures and adjustments as were considered necessary under the circumstances to prepare the report. All questions that arose during the course of the audit process were resolved to our satisfaction. GCA believes that the assumptions, data, methods and procedures used in connection with the preparation of this report are appropriate for the purpose served by the report.

The economic tests for the December 31, 2012 Proved Reserve volumes were based on realized crude oil, condensate, NGL and average gas sales prices as shown in the following table, as advised by YPF. A prior twelve-month first-day-of-the-month average price for West Texas Intermediate (WTI) crude of US$94.68/Bbl serves as the foundation for the oil, condensate and gasoline price. YPF is subject to extensive regulations relating to the oil and gas industry in Argentina which include specific natural gas market regulations as well as hydrocarbon export taxes that apply until 2017 according to Law 26,217, all of which affect the realized prices of oil and other products in the domestic market. As a result, crude oil prices used to determine reserves are set at the beginning of every month until 2012, for crude oils of different quality produced by YPF, considering the realized prices for crude oils of such quality in the domestic market, taking into account the effects of Law 26,217. Additionally, a significant portion of the Argentine gas market is regulated. Natural gas prices for the residential and power generation segments, as well as natural gas for vehicles, are regulated by the government. Natural gas prices for industrial consumers are negotiated by market participants on a private basis. As a result, there are no benchmark market natural gas prices available in Argentina. GCA audited and accepted the methodology and prices used by YPF in estimating the reserves in Argentina. In addition, YPF increments the crude oil, condensate and gasoline price in 2017 due to the scheduled expiration of the export retention tax mentioned above. Caution is advised in this regard as the export tax has been scheduled to expire several times in the recent past but extended as the deadline approached. Maintaining the current price would no doubt have an impact on the reserves estimates. Summary of prices used to the economic test for proved reserves are stated in the table below.

Loma La Lata Area Price Based on WTI 94.68 US$/Bbl

Crude Oil Condensate Gasoline 2013-2016	Crude Oil Condensate Gasoline 2017+	NGL - Plant	Natural Gas 2013+
US$/Bbl	US$/Bbl	US$/Bbl	US$/MMBTU
74.2	93.3	23.7	2.3

DAA/gjh/C1900.02/gcah.99.13 YPF S.A.

Future capital costs were derived from development program forecasts prepared by YPF for the fields (Lotena, Sierras Blancas Quintuco and Vaca Muerta). Recent historical operating expense data were utilized as the basis for operating cost projections. GCA has found that YPF has projected sufficient capital investments and operating expenses to produce economically the projected volumes.

It is GCA’s opinion that the estimates of total remaining recoverable hydrocarbon liquid and gas volumes at December 31, 2012, are, in the aggregate, reasonable and the reserves categorization is appropriate and consistent with the definitions for reserves set out in 17-CFR Part 210 Rule 4-10(a) of Regulation S-X of the United States Securities and Exchange Commission (as set out in Appendix II). GCA concludes that the methodologies employed by YPF in the derivation of the volume estimates are appropriate and that the quality of the data relied upon, the depth and thoroughness of the estimation process is adequate.

GCA is not aware of any potential changes in regulations applicable to these fields that could affect the ability of YPF to produce the estimated reserves.

This assessment has been conducted within the context of GCA’s understanding of YPF’s petroleum property rights as represented by YPF’s management. GCA is not in a position to attest to property title, financial interest relationships or encumbrances thereon for any part of the appraised properties or interests.

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows. Oil and gas reserve engineering and resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas reserves or resources prepared by other parties may differ, perhaps materially, from those contained within this report. The accuracy of any reserve or resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, reserve and resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

For this assignment, GCA served as independent reserve auditor/evaluator. The firm’s officers and employees have no direct or indirect interest holdings in the property units evaluated. GCA’s remuneration was not in any way contingent on reported reserve estimates. The qualifications of the technical person primarily responsible for overseeing this audit are included in Appendix I.

This report has been prepared at the request of YPF regarding assets it holds in Argentina and is for inclusion in YPF’s filings with the United States Securities and Exchange Commission.

DAA/gjh/C1900.02/gcah.99.13 YPF S.A.

YPF will obtain GCA’s prior written or email approval for the use with third parties and context of the use with third parties of any results, statements or opinions expressed by GCA to YPF, which are attributed to GCA. Such requirement of approval shall include, but not be confined to, statements or references in documents of a public or semi-public nature such as loan agreements, prospectuses, reserve statements, websites, press releases, etc.

Yours sincerely

Gaffney, Cline & Associates

Project Manager - Daniel Amitrano

Lead Reservoir and Petroleum Engineer

Peer Reviewer - David K. Morgan

Senior Technical Manager

Enclosures:

Appendix I	Statement of Qualifications
Appendix II	SEC Reserve Definitions
Appendix III	Glossary

DAA/gjh/C1900.02/gcah.99.13 YPF S.A.

APPENDIX I

STATEMENT OF QUALIFICATIONS

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DAA/gjh/C1900.02/gcah.99.13 YPF S.A.

Statement of Qualifications

D. K. Morgan

D. K. Morgan is one of GCA’s Senior Technical Mangers and was responsible for overseeing the preparation of the audit. Mr. Morgan has over 44 years of diversified international industry experience mainly in reservoir-engineering, geology, reserves estimates, project development, economics and training in the assessment, classification and reporting of reserves and resources. Over the past 5 years he has been responsible for project review and oversight for GCA’s Houston office as it pertains to exploration and production activities including the reserves audits conducted on behalf of Repsol YPF S.A. and YPF S.A. He is a member of the Society of Petroleum Engineers (SPE) and holds a petroleum engineering degree from Marietta College.

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DAA/gjh/C1900.02/gcah.99.13 YPF S.A.

APPENDIX II

SEC RESERVE DEFINITIONS

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DAA/gjh/C1900.02/gcah.99.13 YPF S.A.

SEC DEFINITIONS FOR OIL AND GAS RESERVES

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i)	Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii)	Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii)	Estimates of proved reserves do not include the following: (A) oil that may become available from know reservoirs, but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors: (C) crude oil, natural gas, and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

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DAA/gjh/C1900.02/gcah.99.13 YPF S.A.

Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves or undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

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ASF/gjh/AH-12-2131.00/gcah.99.13 Petrocolombia, S.A.

APPENDIX III

GLOSSARY

ASF/gjh/AH-12-2131.00/gcah.99.13 Petrocolombia, S.A.

GLOSSARY

List of Standard Oil Industry Terms and Abbreviations

ABEX	Abandonment Expenditure
ACQ	Annual Contract Quantity
°API	Degrees API (American Petroleum Institute)
AAPG	American Association of Petroleum Geologists
AVO	Amplitude versus Offset
A$	Australian Dollars
B	Billion (109)
Bbl	Barrels
/Bbl	per barrel
BBbl	Billion Barrels
BHA	Bottom Hole Assembly
BHC	Bottom Hole Compensated
Bscf or Bcf	Billion standard cubic feet
Bscfd or Bcfd	Billion standard cubic feet per day
Bm3	Billion cubic metres
bcpd	Barrels of condensate per day
BHP	Bottom Hole Pressure
blpd	Barrels of liquid per day
bpd	Barrels per day
boe	Barrels of oil equivalent @ xxx mcf/Bbl
boepd	Barrels of oil equivalent per day @ xxx mcf/Bbl
BOP	Blow Out Preventer
bopd	Barrels oil per day
bwpd	Barrels of water per day
BS&W	Bottom sediment and water
BTU	British Thermal Units
bwpd	Barrels water per day
CBM	Coal Bed Methane
CO2	Carbon Dioxide
CAPEX	Capital Expenditure
CCGT	Combined Cycle Gas Turbine
cm	centimetres
CMM	Coal Mine Methane
CNG	Compressed Natural Gas
Cp	Centipoise (a measure of viscosity)
CSG	Coal Seam Gas
CT	Corporation Tax
DCQ	Daily Contract Quantity
Deg C	Degrees Celsius
Deg F	Degrees Fahrenheit
DHI	Direct Hydrocarbon Indicator
DST	Drill Stem Test
DWT	Dead-weight ton
E&A	Exploration & Appraisal
E&P	Exploration and Production
EBIT	Earnings before Interest and Tax
EBITDA	Earnings before interest, tax, depreciation and amortisation
EI	Entitlement Interest
EIA	Environmental Impact Assessment
EMV	Expected Monetary Value

ASF/gjh/AH-12-2131.00/gcah.99.13 Petrocolombia, S.A.

EOR	Enhanced Oil Recovery
EUR	Estimated Ultimate Recovery
FDP	Field Development Plan
FEED	Front End Engineering and Design
FPSO	Floating Production, Storage and Offloading
FSO	Floating Storage and Offloading
ft	Foot/feet
Fx	Foreign Exchange Rate
g	gram
g/cc	grams per cubic centimetre
gal	gallon
gal/d	gallons per day
G&A	General and Administrative costs
GBP	Pounds Sterling
GDT	Gas Down to
GIIP	Gas initially in place
GJ	Gigajoules (one billion Joules)
GOR	Gas Oil Ratio
GTL	Gas to Liquids
GWC	Gas water contact
HDT	Hydrocarbons Down to
HSE	Health, Safety and Environment
HSFO	High Sulphur Fuel Oil
HUT	Hydrocarbons up to
H2S	Hydrogen Sulphide
IOR	Improved Oil Recovery
IPP	Independent Power Producer
IRR	Internal Rate of Return
J	Joule (Metric measurement of energy) 1 kilojoule = 0.9478 BTU)
k	Permeability
KB	Kelly Bushing
KJ	Kilojoules (one Thousand Joules)
kl	Kilolitres
km	Kilometres
km2	Square kilometres
kPa	Thousands of Pascals (measurement of pressure)
KW	Kilowatt
KWh	Kilowatt hour
LKG	Lowest Known Gas
LKH	Lowest Known Hydrocarbons
LKO	Lowest Known Oil
LNG	Liquefied Natural Gas
LoF	Life of Field
LPG	Liquefied Petroleum Gas
LTI	Lost Time Injury
LWD	Logging while drilling
m	Metres
M	Thousand
m3	Cubic metres
Mcf or Mscf	Thousand standard cubic feet
MCM	Management Committee Meeting
MMcf or MMscf	Million standard cubic feet

ASF/gjh/AH-12-2131.00/gcah.99.13 Petrocolombia, S.A.

m3d	Cubic metres per day
mD	Measure of Permeability in millidarcies
MD	Measured Depth
MDT	Modular Dynamic Tester
Mean	Arithmetic average of a set of numbers
Median	Middle value in a set of values
MFT	Multi Formation Tester
mg/l	milligrams per litre
MJ	Megajoules (One Million Joules)
Mm3	Thousand Cubic metres
Mm3d	Thousand Cubic metres per day
MM	Million
MMBbl	Millions of barrels
MMBTU	Millions of British Thermal Units
Mode	Value that exists most frequently in a set of values = most likely
Mscfd	Thousand standard cubic feet per day
MMscfd	Million standard cubic feet per day
MW	Megawatt
MWD	Measuring While Drilling
MWh	Megawatt hour
mya	Million years ago
NGL	Natural Gas Liquids
N2	Nitrogen
NPV	Net Present Value
OBM	Oil Based Mud
OCM	Operating Committee Meeting
ODT	Oil down to
OPEX	Operating Expenditure
OWC	Oil Water Contact
p.a.	Per annum
Pa	Pascals (metric measurement of pressure)
P&A	Plugged and Abandoned
PDP	Proved Developed Producing
PI	Productivity Index
PJ	Petajoules (10[15] Joules)
PSDM	Post Stack Depth Migration
psi	Pounds per square inch
psia	Pounds per square inch absolute
psig	Pounds per square inch gauge
PUD	Proved Undeveloped
PVT	Pressure volume temperature
P10	10% Probability
P50	50% Probability
P90	90% Probability
Rf	Recovery factor
RFT	Repeat Formation Tester
RT	Rotary Table
Rw	Resistivity of water
SCAL	Special core analysis
cf or scf	Standard Cubic Feet
cfd or scfd	Standard Cubic Feet per day
scf/ton	Standard cubic foot per ton
SL	Straight line (for depreciation)

ASF/gjh/AH-12-2131.00/gcah.99.13 Petrocolombia, S.A.

so	Oil Saturation
SPE	Society of Petroleum Engineers
SPEE	Society of Petroleum Evaluation Engineers
ss	Subsea
stb	Stock tank barrel
STOIIP	Stock tank oil initially in place
sw	Water Saturation
T	Tonnes
TD	Total Depth
Te	Tonnes equivalent
THP	Tubing Head Pressure
TJ	Terajoules (10[12] Joules)
Tscf or Tcf	Trillion standard cubic feet
TCM	Technical Committee Meeting
TOC	Total Organic Carbon
TOP	Take or Pay
Tpd	Tonnes per day
TVD	True Vertical Depth
TVDss	True Vertical Depth Subsea
USGS	United States Geological Survey
US$	United States Dollar
VSP	Vertical Seismic Profiling
WC	Water Cut
WI	Working Interest
WPC	World Petroleum Council
WTI	West Texas Intermediate
wt%	Weight percent
1H05	First half (6 months) of 2005 (example of date)
2Q06	Second quarter (3 months) of 2006 (example of date)
2D	Two dimensional
3D	Three dimensional
4D	Four dimensional
1P	Proved Reserves
2P	Proved plus Probable Reserves
3P	Proved plus Probable plus Possible Reserves
%	Percentage